FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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EXHIBITS

Exhibit 1

Press Release dated November 1, 2002

Exhibit 2

Press Release dated November 12, 2002

Exhibit 3

Material Change Report dated November 6, 2002

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NDT VENTURES LTD.

PRESS RELEASE

November 1, 2002

#02-11

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

__________________________________________________________________________________________________________________________

FOX PROJECT UPDATE

NDT Ventures Ltd. (CDNX:NDE; OTCBB (20-F):NDTVF) is pleased to provide an update on the Fox and Amarok Properties,  located 70 kilometres northwest of Rankin Inlet, Nunavut, Canada.

The Company reported on October 8, 2002, the results of its initial exploration program on the combined Fox and Amarok properties.  The properties are contiguous and cover a 40 kilometre long magnetic trend coincident with gold mineralized banded iron formation. The Company has decided to maintain its option on the Fox Project, which is adjacent to the Amarok property to the south, while returning Amarok to the vendors.

On the Fox claims, work has identified banded iron formation related gold mineralization over an eight kilometre strike length with gold values up to 43 g/t. The iron formation varies in thickness from less than 0.5 m to in excess of 10 metres with thickening generally occurring at fold hinges.  Within the iron formation gold appears related to variable amounts of arsenopyrite, pyrite, pyrrhotite and chalcopyrite.

NDT's 2002 field program on Fox identified four separate target areas that were mapped and sampled with encouraging values encountered in all four areas.   At the Hinge Showing, chip sampling identified highly anomalous gold values over 90 metres. Results include 3.4 metres of 5.8 g/t gold and 2.2 metres of 5.4 g/t gold.  The Far East Showing, 1.5 kilometres to the east of the Hinge Showing, consists of over 120 metres of contorted quartz veining and iron formation.  Results here include 0.85 metres assaying 7.79 g/t gold and 0.4 metres of 3.30 g/t gold.  At the Lakeshore Showing, located 800 metres east of the Hinge Showing, chip sample results include 1 metre of 4.35 g/t gold and 0.70 metres of 3.11 g/t gold.  The 4th zone sampled, the North Limb, reported values of 0.75 metres of 3.94 g/t gold and 0.6 metres of 1.18 g/t gold.

The limited work completed by NDT on the Fox Project has defined multiple targets that have potential to host significant banded iron formation related gold occurrences.  These targets warrant additional follow-up and the Company is presently reviewing its plans for the next field season which include seeking joint venture partners to move the project forward. The Fox Project is geologically similar to and occurs along the Meliadine Gold Trend, which hosts a gold resource of over 5 million ounces and is the largest undeveloped gold resource in Canada.  NDT can earn up to a 75% interest in the Fox Property from Comaplex Minerals Corp. by completing expenditures of $1,125,000, issuing 500,000 shares and making cash payments of $150,000 over a 5-year period.  The Company has issued 50,000 shares with a hold period that expires on October 22, 2003 as part of this option.

On Behalf of the Board,

NDT VENTURES LTD.

_______________________

Fred G. Hewett, P.Eng.

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The  TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.  This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production, sales, revenues, costs, or discussions of goals and  involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, and cost engineering estimate risks.  See the Company's Form 6-K and 20-F  reports for a more detailed discussion of factors that may impact expected results.

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NDT VENTURES LTD.

PRESS RELEASE

November 12, 2002

#02-12

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604)687-7545;Facsimile: (604)689-5041

_________________________________________________________________________________________________________________________

POSITIVE RESULTS PREPARE CC PROJECT FOR DRILLING

NDT Ventures Ltd. (TSXV:NDE; OTCBB:NDTVF) is pleased to provide an update on recent field activities on its CC Project, located in the Fairview Mining District, Churchill County, Nevada.  Recent sampling by the Company has returned gold values up to 10 g/t. The priority exploration target on the project is a banded, epithermal quartz vein system that strikes northeast and dips steeply to the southeast. The vein outcrops over a 300 meter strike length and can be traced via sub-crop and float an additional 400 meters to the southwest and over 200 meters to the northeast. Samples taken from the vein outcrop consistently assay over 2 g/t gold with a high value to date of 56 g/t.  Silver values up to 447 g/t have also been obtained from vein outcrops. Although much of the target area is drift covered, NDT's recent mapping in and around the main vein has identified parallel veins and vein stockworks in both the footwall and hanging wall that indicate the overall width of the vein system could be as much as 30 meters. Within this zone, multiple veins and vein stockworks form vein splays or parallel veins to the main vein. Exposures of 0.5 to one meter wide veins in the hanging wall report gold values up to 7.2 g/t.  In the footwall a one metre wide vein splay assayed 9.1 g/t gold.  A 10 g/t gold assay was also obtained from a vein exposure on a westerly projection of the main structure that extended the target zone an additional 25 meters west of previous sampling.  Much of the expanded target area is drift covered and a determination of the overall width and continuity of the total vein system is a key objective of the Company's planned drilling program.

Since acquiring the property in August, NDT has confirmed the existence of potential ore grade mineralization on the main vein outcrop area and has significantly expanded the target potential by defining significant gold values in both the hanging wall and footwall of the main vein.  Recent sample results have also extended the strike of the main target area.  The Company has more than doubled the number of claims over the area of potential and fieldwork continues to evaluate the excellent exploration possibilities of its expanded land position. A Phase I drilling program will target the obvious down dip projections of the main vein system and test strike projections that extend beneath covered areas. Due to past ownership complications, the CC Project has never been drilled.  Evaluation of the project is under the supervision of Thomas Burkhart, Vice President - Exploration of the Company, who is a Qualified Person as defined by N.I. 43-101.

The CC Project is one of four properties recently acquired by the Company in Nevada.  NDT can acquire a 100% interest in all four properties by conducting exploration and making payments to the vendors over the next four years.  The Black Hills and Jenny Projects are both located on a major structural component of the Walker Lane mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines.  The Hannah Project is located in the Jessup Mining District, east-northeast of Fernley.  Fieldwork will be conducted on all three properties with the objective of further defining known target areas for future drilling.

The Company continues to review quality opportunities in the Americas as part of its strategy to acquire attractive precious metal properties in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred  G. Hewett"

________________________

Fred G. Hewett,

President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.  This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production, sales, revenues, costs, or discussions of goals and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, and cost engineering estimate risks.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

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MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the "Issuer")

860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2:

Date of Material Change

On or about November 1 2002

Item 3:

Press Release

Press release #02-11 dated November 1, 2002 was released in Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has terminated its option to acquire an interest in the Amarok Property and decided to maintain its option on the Fox Property.

Item 5.

Full Description of Material Change

The Issuer reported the results of its initial exploration program on the combined Fox and Amarok properties located 70 kilometres northwest of Rankin Inlet, Nunavut, Canada, in its October 8, 2002 news release. The properties are contiguous and cover a 40 kilometre long magnetic trend coincident with gold mineralized banded iron formation.

Based on the results its initial exploration program, the Issuer has decided to maintain its option on the Fox Project, which is adjacent to the Amarok property to the south, while returning Amarok to the vendors.

The Issuer can earn up to a 75% interest in the Fox Property from Comaplex Minerals Corp. by completing expenditures of $1,125,000, issuing 500,000 shares and making cash payments of $150,000 over a 5-year period.  The Issuer has issued 50,000 shares with a hold period expiring on October 22, 2003 as part of this option.

Item 6.

Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

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Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President or D. Bruce McLeod, Vice President at (604) 687-7545 who are knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th  day of November, 2002

NDT VENTURES LTD.

Per:

"signed"

Fred G. Hewett, President

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: December 18, 2002